Ares Management, L.P.

September 12, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Hugh West

Re:                        Ares Management, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016

Filed August 9, 2016
File No. 001-36429

Dear Mr. West:

Set forth below are the responses of Ares Management, L.P. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter, dated September 6, 2016, addressed to Antony P. Ressler, Chairman and Chief Executive Officer of the Company.  For your convenience, we have repeated each of the Staff’s numbered comments in italicized type followed by the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to the Consolidated Financial Statements, page F-8

Note 5. Investments, page F-31

Equity Method Investments, page F-32

1.                                    We note your disclosure of summarized financial information for Ares Energy Investors Fund V. L.P. and others, which you have determined to be significant based on the change in fair value of the fund compared to the total net income available to common unit holders. Please enhance your disclosure to provide all of the summarized financial information required by Rule 4-08(g)(2) and defined by Rule 1-02(bb) of Regulation S-X.

Response to Comment 1:

We respectfully advise the Staff that the Company’s equity method investments are primarily in entities that are considered investment companies under U.S. GAAP.  With respect to our investment in Ares Energy Investors Fund V, L.P. (“AEIF”), the investment represents a

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

September 12, 2016

general partner interest in a private fund of which the Company is the investment manager and general partner. None of our equity method investments classify their balance sheets and therefore do not have the categories detailed by Rule 1-02(bb) of Regulation S-X. The primary assets of these equity method investments are investments and the primary liabilities of these equity method investments are debt instruments collateralized by or related to the financing of the investments. Substantially all of the net income of these equity method investments is a result of the change in the unrealized gain or loss on the underlying portfolio investments. In future filings, we will add the following disclosure: “The material assets of our equity method investments are investments for which long term capital appreciation is expected, the material liabilities are debt instruments collateralized by or related to the financing of the assets and net income is materially comprised of the changes in fair value of these net assets.”

Note 13. Commitments and Contingencies, page F-62

Guarantees, page F-63

2.            We note that your contingent consideration liability related to Ares Energy Investors Fund V, L.P. (“AEIF”) decreased by $21.1 million in 2015 as a result of subsequent remeasurement of future fee payments. We also note that you have elected the fair value option for your investment in AEIF on page F-32. Please address the following:

•                 Explain in your MD&A on page 107 the underlying reasons and factors occurring during 2015 for the changes in your estimate of fair value of the contingent consideration. Refer to Item 303 of Regulation S-K and SEC Release 33-8350;

•                 In your fair value footnote, provide the disclosures outlined in ASC 820-10-50-1 to 50-2 for your recurring fair value measurement of contingent consideration, including your significant unobservable inputs (e.g. future fee payments), as of the acquisition date and the reporting date; and

•                 Tell us what, if any, impact the remeasurement of future fee payments had on your valuation assumptions in your determination of fair value for the related investment in AEIF. To the extent that the fair value of the investment increased or did not change as a result of the remeasurement, tell us why.

Response to Comment 2:

We respectfully advise the Staff that our investment in AEIF is separate and distinct from our contingent consideration. As stated in our response to Comment 1, the Company’s investment in AEIF is a general partner investment in a private investment fund managed by the Company, which is accounted for at fair value, and fluctuates based on the changes in fair value of its net assets. The contingent consideration is related to the Company’s acquisition of the investment manager of AEIF, EIF Management LLC (“EIF”) in January 2015. The contingent consideration is additional consideration that would be paid to the former owners of EIF if certain thresholds are met, primarily based on the commitment fee revenue expected to be received in respect of AEIF during the period from November 2015 through November 2016.

U.S. Securities and Exchange Commission

September 12, 2016

The fair value of the contingent consideration is calculated on a discounted cash flow basis so the fair value is impacted to a lesser extent by the time value of money. AEIF had not yet held its final closing as of December 31, 2015 and is still fundraising as of the date of this letter. As of December 31, 2015 we determined that the total management fees earned during the period would be less than originally anticipated at the acquisition date. We will include in future filings a discussion of the underlying causes and changes in the fair value of the contingent consideration.

In future filings we will disclose the inputs related to the fair value of the contingent consideration. The valuation of the contingent consideration is based on a probability-weighting of different management fee scenarios. The inputs at the acquisition date and December 31, 2015 are presented below (amounts in millions):

Acquisition Date	Fair		Unobservable
	Value	Valuation Technique(s)	Input(s)	Range
Liabilities
Contingent consideration	$59.2	Discounted cash flow	Discount rate	4.1%
			Commitment period revenue	$58 - $100

December 31, 2015	Fair		Unobservable
	Value	Valuation Technique(s)	Input(s)	Range
Liabilities
Contingent consideration	$37.9	Discounted cash flow	Discount rate	4.4%
			Commitment period revenue	$0 - $75

The change in the estimate of final capital raised by the fund does not have any relationship to the fair value of AEIF as the total management fees earned during the period are unrelated to the performance of AEIF.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Trends Affecting Our Business, page 49

3.                                    We note your commitment to provide $275 million of cash consideration and waive up to $100 million in ARCC Part I Fees for ten calendar quarters to support the ARCC-ACAS Transaction discussed on page 27. We also note your comments during the second quarter 2016 earnings call stating that “the expected accretion from the ACAS transaction will paralyze earnings growth for the next year and into subsequent periods”.

U.S. Securities and Exchange Commission

September 12, 2016

In future filings, please expand your MD&A to include a discussion of this information as a known trend or uncertainty that you reasonably expect will have a material favorable or unfavorable impact on net revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 3:

We respectfully advise the Staff that in the comments made during the second quarter 2016 earnings call management stated that “. . . the combination of our shadow AUM deployment, including ACOF V, and the expected accretion from the ACAS transaction will catalyze earnings growth for the next year and into subsequent periods” [emphasis added], as opposed to “paralyze”. In future filings to the extent that the earnings growth accretion from the ACAS transaction or any other event is reasonably expected to be material, the Company will disclose it as a trend or uncertainty that management reasonably expects will have a material unfavorable or favorable impact on net revenues or income from continuing operations.

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In connection with this response letter, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Company’s filings.  Please do not hesitate to call me at 310.921.7250.

Sincerely,

/s/ Michael R. McFerran
Michael R. McFerran
Chief Financial Officer

cc:                              Philippa M. Bond, Proskauer Rose LLP
Michael Weiner, Ares Management, L.P.